C  O  M  M  U  N  I  Q  U  E

DOREL INCREASES THIRD QUARTER SALES AND EARNINGS

Montreal, October 29, 2003---Dorel Industries Inc. (TSX: DII.A; DII.B; NASDAQ: DIIBF) today announced improved year-over-year results for the third quarter ended September 30, 2003. Sales for the most recent three month period rose 16.5% to US$298.5 million. Third quarter net income was up 14.8% to US$18.8 million or US$0.58 per share fully diluted compared to US$0.51 per share fully diluted a year ago. For the nine months, sales increased 11.9% to US$840.1 million while net income grew 15.5% to US$54.3 million. Year-to-date earnings per share were US$1.68 on a fully diluted basis compared to US$1.55 fully diluted for the nine months a year ago.

Dorel President and CEO, Martin Schwartz, stated that management is encouraged with the progress made during the third quarter. “There have been several positive developments in our various divisions during the quarter. The benefits of these efforts have been particularly evident through the month of September as we have witnessed an improvement in the retail sector. Current visibility provides us with confidence that 2004 will be a most exciting and profitable year for Dorel.”

Results for the third quarter and nine months ended September 30, 2003 were as follows:

Summary of Financial Highlights

Nine months ended September 30

All figures in of US $, except per share amounts

2003	2002	Change %

Revenue	298,464	256,110	16.5%

Net income	18,767	16,345	14.8%

Per share – Basic	0.59	0.52	13.5%

Per share – Diluted	0.58	0.51	13.7%

Average number of shares outstanding –
diluted weighted average	32,367,940	32,018,905

Summary of Financial Highlights

Nine months ended September 30

All figures in of US $, except per share amounts

2003	2002	Change %

Revenue	840,089	751,085	11.9%

Net income	54,277	46,969	15.6%

Per share – Basic	1.72	1.58	8.9%

Per share – Diluted	1.68	1.55	8.4%

Average number of shares outstanding -
diluted weighted average	32,422,777	30,343,173

Juvenile

Third quarter sales in the Juvenile segment rose 16.0% to US$165.2 million from US$142.5 million a year ago. Earnings from operations grew 10.4% to US$13.6 million, compared to US$12.4 million. Nine month sales reached US$499.1 million, an 18.5% increase from last year’s US$421.2 million. Earnings from operations reached US$50.1 million, up 37.6% from the nine months last year.

While the segment posted double digit year-over-year growth, third quarter sales in the United States were down from last year’s levels. Nonetheless, new product roll-outs are beginning to influence sales and should have a greater impact during the fourth quarter and through 2004. Several of these products, including the Eddie Bauer wood collection of high chairs, step-stools and basinets as well as Safety 1st’s neat! Diaper Disposal System have met with enthusiastic responses from consumers in the United States. neat!, Dorel’s revolutionary new product, is being launched this week in Canada.

In Europe, August sales, normally slow because of the traditional summer holiday period, were further significantly impacted by the widely reported heat experienced throughout the continent. While Ampa was affected by this situation, it continued to contribute strong numbers to the Juvenile segment through most of the third quarter.

Home Furnishings

Home Furnishings sales for the third quarter gained 17.2% to reach US$133.2 million compared to US$113.6 million a year ago. Earnings from operations increased 3.5% to US$17.1 million from US$16.5 million last year. For the nine months, revenues were up 3.4% to US$341.0 million from US$329.9 million, while earnings from operations were flat at US$46.5 million.

Sales of ready-to-assemble furniture, excluding Carina Furniture Industries which was acquired last month, increased 6% over last year and 37% over this year’s second quarter. While margins remained relatively constant at Dorel Asia and Cosco Home and Office, they were down in RTA furniture. The decrease in RTA was due to aggressive sales efforts and pricing which increased sales but also had the effect of lowering margins.  As well, since two of RTA’s five factories (excluding Carina) are located in Canada and serve the United States, the strong Canadian dollar had a negative affect on the segment.

“The process of introducing Dorel’s systems and methods into Carina’s operations is well underway,” said Mr. Schwartz. “We anticipate this will result in additional efficiencies. Going forward, Carina’s strength in the office superstore and do-it-yourself retail chain sectors is expected to provide opportunities for growth. Ameriwood has also been successful in attracting new customers and new listings, notably in the electronic superstore sector. The division has been particularly aggressive in taking shelf space from the competition.”

Outlook

 “While 2003 has presented its challenges, we have nonetheless made excellent progress through the year. We have corrected certain issues, continued to improve product development, particularly in juvenile and have integrated two new companies, including Ampa, our largest acquisition to date. In addition, we are now starting to see the needed turn in retail.

“It is anticipated that fourth quarter juvenile sales in the United States will be higher for the first time in a year. The combined effects of Ameriwood’s proactive programs and the Carina acquisition will translate into additional gains in Home Furnishings. The positive turn in retail we have been waiting for since the beginning of the year has now started to materialize and we are quite excited at the prospects for 2004,” concluded Mr. Schwartz.

Guidance

The Company is maintaining the annual guidance issued August 7, 2003. Earnings will likely be closer to the low end of the US$2.30 to US$2.40 per share range. Sales in Juvenile are anticipated to be at the low end of the previously announced US$675 million and US$715 million range with earnings from operations at from 10% to 11% of sales. Expected Home Furnishings sales will be at the higher end of the previously announced US$460 million and US$490 million range while earnings from operations are being maintained at the forecast of between 13% to 14% of sales.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:00 P.M. Eastern Time. Interested parties can join the call by dialing (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21022635# on your phone. This tape recording will be available on Wednesday, October 29 as of 3:00 P.M. until 11:59 P.M. on Wednesday, November 5, 2003.

Complete financial statements are available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Toronto and Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries, Carina Furniture Ltd. and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSSANDS OF US $, EXCEPT PER SHARE AMOUNTS

Third quarter ended		Nine months ended
September 30, 2003 (unaudited)	September 30, 2002 (unaudited)	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)

SALES	298,464	256,110	840,089	751,085

EXPENSES
Cost of sales	223,629	196,637	614,498	576,226
Operating	36,457	26,324	111,169	77,798
Amortization	7,459	6,119	21,761	18,143
Research and development costs	2,872	1,503	6,754	4,174
Interest on long-term debt	4,159	2,492	11,472	7,960
Other interest	238	212	498	340

274,814	223,287	766,152	684,641

Income before income taxes	23,650	22,823	73,937	66,444

Income taxes	4,883	6,478	19,660	19,475

NET INCOME	18,767	16,345	54,277	46,969

EARNINGS PER SHARE:
Basic	0.59	0.52	1.72	1.58

Diluted	0.58	0.51	1.68	1.55

SHARES OUTSTANDING:
Basic – weighted average	31,743,931	31,297,083	31,636,085	29,696,628

Diluted – weighted average	32,367,940	32,018,905	32,329,837	30,335,366

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US DOLLARS

	As At September 30, 2003 (unaudited)	As At December 30, 2002 (audited)	As At September 30, 2003 (unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,364	54,450	21,231
Funds held by ceding insurer	6,775	11,298	-
Accounts receivable	202,154	98,267	118,644
Inventories	188,890	142,157	156,093
Prepaid expenses	12,635	10,465	10,691
Future income taxes	11,280	11,114	9,332

	436,098	327,751	315,991

CAPITAL ASSETS	134,855	95,374	94,968
GOODWILL	398,803	155,669	153,274
DEFERRED CHARGES	14,839	14,111	12,535
INTANGIBLE ASSETS	5,483	5,818	4,239
FUTURE INCOME TAXES	-	-	383
OTHER ASSETS	12,066	11,400	7,923

1,002,144	610,123	589,313

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	1,543	8,346	8,516
Accounts payable and accrued liabilities	209,362	131,805	107,193
Income taxes payable	6,121	11,721	14,740
Current portion of long-term debt	7,794	2,061	2,126

224,820	153,933	132,575

LONG-TERM DEBT	309,941	83,301	103,270

PENSION OBLIGATION	13,666	13,213	13,074

FUTURE INCOME TAXES	6,428	5,670	1,975

OTHER LONG-TERM LIABILITIES	8,799	-	-

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	146,295	138,446	138,386
RETAINED EARNINGS	266,832	212,660	198,167
CUMULATIVE TRANSLATION ADJUSTMENT	25,363	2,900	1,866

438,490	354,006	338,420

1,002,144	610,123	589,313

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third quarter ended		Nine months ended
	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)

CASH PROVIDED BY:

OPERATING ACTIVITES
Net income from continuing operations:	18,767	16,345	54,277	46,969
Adjustments for:
Amortization	7,459	6,119	21,761	18,143
Deferred income taxes	262	(79)	240	1,679
Funds held by ceding insurer	5,472	-	4,523	-
Gain on disposal of capital assets	11	(176)	(453)	(203)

31,971	22,209	80,348	66,588

Changes in non-working capital:
Accounts receivable	(13,308)	248	(4,276)	(23,340)
Inventories	3,526	2,560	(6,289)	(2,039)
Prepaid expenses and other assets	286	(702)	(1,078)	977
Accounts payable and accrued liabilities	11,648	(8,802)	8,808)	1,383
Income taxes payable	165	6,487	(9,129)	19,822

2,317	(209)	(11,964)	(3,197)

CASH PROVIDED BY OPERATING ACTIVITIES	34,288	22,000	68,384	63,391

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	13,212	(5,015)	25,386	(122,574)
Repayment of balance of sale	-	-	(27,759)	-
Issuance of capital stock	359	385	7,874	75,370
Share issue expenses	-	(12)	-	(1,988)
Repurchase of capital stock	-	(44)	(129)	(44)
Increase (decrease) in bank indebtedness	(4,042)	(1,703)	(11,572)	(401)

CASH USED IN FINANCING ACTIVITIES	9,529	(6,388)	(6,200)	(49,637)

INVESTING ACTIVITIES
Acquisition of subsidiary company	(39,721)	-	(286,919)	-
Cash on hand	-	-	7,207	-

	(39,721)	-	(279,712)	-
Financed by long-term debt	27,000	-	200,000	-
Balance of sale and other amounts payable	2,216	-	31,611	-

	(10,505)	-	(48,101)	-
Re-acquisition of accounts receivable	(27,750)	-	(27,750)	-
Additions to capital assets – net	(9,482)	(2,354)	(19,328)	(9,942)
Deferred charges	(1,251)	(2,039)	(5,496)	(3,160)
Intangible assets	(561)	77	(806)	(606)

CASH USED IN INVESTING ACTIVITIES	(49,549)	(4,316)	(101,481)	(13,708)

Effect of exchange rate on cash	280	(827)	(789)	2,545

NET DECREASE IN CASH	(5,452)	10,468	(40,086)	2,591

Cash, beginning of period	19,816	10,763	54,450	18,640

CASH, END OF PERIOD	14,364	21,231	14,364	21,231

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US DOLLARS

	Nine months ended
	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)

BALANCE, BEGINNING OF PERIOD	212,660	153,223

Net income	54,277	46,969

Premium paid on repurchase of shares	(105)	(37)

Share issue expenses (net of income taxes - $1,064)	-	(1,988)

BALANCE, END OF PERIOD	266,832	198,167

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